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                              February 26, 2021

       Mohamed Semary
       Chief Executive Officer
       Model Performance Acquisition Corp
       Cheung Kong Center
       58 Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: Model Performance
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
1, 2021
                                                            CIK No. 0001841993

       Dear Mr. Semary:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Form S-1 filed February 1, 2021

       Prospectus Cover Page, page 1

   1. Please clearly disclose the amount that is being registered to cover any over-allotments.
                                                        See Item 501(b)(2) of
Regulation S-K.
   2. We note that the time to complete the initial business combination may be extended by
                                                        6 months. Please revise
the prospectus cover page to provide clear disclosure of the ability to extend the time
period subject to the sponsor depositing additional funds into the trust
 Mohamed Semary
Model Performance Acquisition Corp
February 26, 2021
Page 2
      account. Please also provide clear disclosure throughout the prospectus that investors will not have the ability to vote on or receive redemptions in connection with the extension.
      Lastly, provide clear disclosure that this provision is different from the traditional SPAC and add clear risk factor disclosure.
3. Please revise the disclosure regarding the Class B ordinary shares on the prospectus cover page to clearly disclose, as stated on page 123, that class B ordinary shares are the only shares entitled to elect directors prior to the completion of the initial business combination.
Signatures, page 161

4. Please include the signatures of a majority of the board of directors and the signature of
      the company   s authorized representative in the United States. See
Instruction 1 to
      Signatures in Form S-1.
       You may contact Jorge Bonilla at 202-551-3414 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameMohamed Semary
                                                            Division of
Corporation Finance
Comapany NameModel Performance Acquisition Corp
                                                            Office of Real
Estate & Construction
February 26, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName